

Mail Stop 4546

August 30, 2017

Lisa Nelson
President, CEO and Chairman
LBC Bioscience Inc.
11529 N. 120th Street, Suite 01
Scottsdale, AZ 85259

> **Re: LBC Bioscience Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 16, 2017**
> **File No. 333-217394**

Dear Ms. Nelson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2017 letter.

Prospectus Cover Page

1.   We acknowledge your revised disclosure in response to comment 1. However, your disclosure remains unclear in certain sections that there are two concurrent offerings, such as in the summary offering table on page 8, on the cover page with respect to the duration of the secondary offering, and in the Plan of Distribution section with respect to the methods of distribution in the secondary offering. Please revise accordingly.

Risk Factors
4. We are subject to numerous regulatory matters. . ., page 11

2.   We refer to your revised disclosure in response to comment 4. It appears that the DEA created a separate Administration Controlled Substances Code number for marijuana extract earlier this year, defined to cover an extract containing one or more cannabinoids,

and stated that such extracts will continue to be treated as Schedule I controlled substances. In light of this statement and the separate coding for marijuana extract, please explain why you believe that that there is continuing uncertainty regarding the DEA's position on your products.

Business, page 33

3.   We acknowledge your revised disclosure and response to comment 8 that you are narrowing your focus to only certain specified products. However, it is still not clear from your disclosure the purpose of your herbal drops, pet drops or hemp rubs (for instance, whether they are intended for pain relief). Please also revise your disclosure to explain that these are your only products and that no other items are in development.

Regulations, page 34

4.   We refer to your revised discussion on potential state taxation on marijuana-related products. Please also discuss the effect of any material federal tax regulations applicable to your business.

5.   We refer to your responses to comments 11 and 12 that there are "absolutely no medical or similar claims" being made about your products, and that the FDA has not made any claims that these products require any approval. We note the following:
   - Your disclosure on page 34 seems to indicate that at least certain of your products are dietary supplements, but we note that the FDA states on its website that it has issued warning letters to companies that market unapproved new drugs that contain cannabidiol. These letters appear to indicate that the FDA has concluded that CBD products are excluded from the dietary supplement definition.
   - The FDA website indicates that drugs are defined in part by their intended use to cure, mitigate, treat or prevent disease, and by way of example, explains that massage oil that is intended for a therapeutic use, such as relieving muscle pain, is a drug.
   - You appear to make medical claims regarding your products on your Facebook page, such as (i) the posts from August 9, 2017 and May 10, 2017, advertising the medical benefits of CBD, (ii) the post from April 30, 2017, showing your pet treats products, along with a sign labeled with your logo and stating that CBD pet treats helps pets with arthritis, compromised immune system and digestive issues, among others, and (iii) the post from August 17, 2017, showing a product labeled as "CBD hemp pain relief."

In light of the above, please revise your disclosure to specifically explain the basis for why you believe your products are dietary supplements or otherwise not subject to premarket approval by the FDA.

You may contact Mark Brunhofer at 202-551-3638 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Frank J. Hariton